Midwest Holding Inc.
2900 South 70th, Suite 400
Lincoln, Nebraska 68506

August 30, 2018

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Mary Mast
Angela Connell

Re:	Midwest Holding Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed April 16, 2018
File No. 000-10685

Dear Assistant Director Hayes:

Set forth below are responses of Midwest Holding Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 16, 2018, with respect to the filing referenced above. For your convenience, the text of the Staff’s comments are set forth below in bold followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2017

Consolidated Financial Statements, page F-2

Comment 1.	Please tell us when you plan to amend your filing to include audited financial statements pursuant to Article 3 of Regulation S-X. In addition, please explain how you were able to conclude that your disclosure controls and procedures and your internal controls over financial reporting were effective at December 31, 2017, March 31, 2018 and June 30, 2018 in light of your inability to obtain and assimilate all information required to complete the required independent audit and financial statements for the fiscal year ended December 31, 2017.

Response: The referenced filing is expected to be amended and filed on or about September 7, 2018, and it will contain audited financial statements. In response to the latter part of the comment, the Company has concluded its disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2017. The 10-K/A Item 9A will contain amended disclosure describing the material weakness the Company identified and will disclose the Company’s remediation plan. The Company will be amending its Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018, disclosing the aforementioned deficiency in its internal controls and the Company’s remediation efforts.

As specifically requested by the Commission, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 402-489-8266. You may also contact the Company’s counsel, Reid A. Godbolt, Esq., at (303) 573-1600.

Very truly yours,

/s/ Mark A. Oliver
Mark A. Oliver
Chief Executive Officer